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Exhibit 99.4

Code of Ethics

A Message About the Code of Business Conduct and Ethics from the President and CEO:

To All Officers, Directors and Employees:

        One of the most valuable assets of Crucell N.V. (the "Company") is its integrity. Protecting this asset is the job of everyone in the Company. To that end, we have established a Code of Business Conduct and Ethics (the "Code"). The Code applies to every officer, director and employee of the Company. Our Code is designed to help all of us at the Company comply with the law and maintain strict standards of ethical conduct. The highest level of ethical and legal compliance are of the utmost importance to the Company's financial health, as well as to our reputation in the markets in which we operate and on which our securities trade. The Code does not cover every issue that may arise in the course of your work, but it sets out basic principles and a methodology to help guide you in the attainment of this common goal.

        All of the Company's officers, directors and employees must carry out their duties in accordance with the policies set forth in this Code and with applicable laws, rules and regulations. To the extent that another Company policy or procedure may conflict with the Code, you should follow the Code. Any violation of applicable law or any deviation from the standards embodied in this Code will result in disciplinary action up to and including termination. Disciplinary action also may apply to an employee's supervisor who directs or approves the employee's improper actions, or is aware of those actions but does not act appropriately to correct them. In addition to imposing its own discipline, the Company may also bring suspected violations of law to the attention of the appropriate law enforcement personnel. If you are in or become aware of a situation that you believe may violate or lead to a violation of the Code, follow the procedures described in Sections 10 and 11 of the Code. These procedures include the availability of confidential channels for communication of possible breaches of the Code, as well as assurances that no employee should fear any retribution for calling attention to a possible violation of the Code. When you have doubts about the application of a standard or where we have not addressed a situation that presents an ethical issue, you should seek guidance from you immediate supervisor or from the Compliance Team. The Corporate Compliance Team is currently the CFO, the Manager of the Human Resources department and the General Counsel (the "Compliance Team").

        Domenico Valerio
President and Chief Executive Officer
Crucell N.V.

Crucell N.V. and Subsidiaries

CODE OF BUSINESS CONDUCT AND ETHICS

1.     Introduction

        Crucell N.V. and its subsidiaries (collectively, the "Company") are committed to being good corporate citizens. The Company's policy is to conduct its business affairs honestly and in an ethical manner. That goal cannot be achieved unless each officer, director and employee of the Company individually accepts his or her responsibility to promote integrity and demonstrate the highest level of ethical conduct in all of our activities. The Company's Code of Business Conduct and Ethics (the "Code"), which is embodied in the following standards, is a guide to ethical decision-making. The Code reflects the values that define the Company and the principle that we must strive to avoid any circumstances that may give rise to even an appearance of impropriety. Activities that may call into question the Company's reputation or integrity should be avoided. The Company understands that not every situation is black and white. The key to compliance with the Code is exercising good judgment. This means following the spirit of this Code and the law, doing the "right" thing and acting ethically even when the law is not specific. When you are faced with a business situation where you must determine the right thing to do, you should ask the following questions:

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  Am I following the spirit, as well as the letter, of any law or Company policy?

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  What would my family, friends or neighbors think of my actions?

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  Will there be any direct or indirect negative consequences for the Company?

        Each of us is personally responsible for making sure that our business decisions and actions comply at all times with the letter and spirit of the Code. Given the pace of changes in our industry, no set of standards should be considered the final word in all circumstances. When you have doubts about the application of a standard or where we have not addressed a situation that presents an ethical issue, you should seek guidance from you immediate supervisor or from the Compliance Team.

        Managers set an example for other employees and are often responsible for directing the actions of others. Every manager and supervisor is expected to take necessary actions to ensure compliance with this Code, to provide guidance and assist employees in resolving questions concerning the Code and to permit employees to express any concerns regarding compliance with this Code. No one has the authority to order another employee to act contrary to this Code.

        The following standards of conduct will be enforced at all organizational levels. Anyone who violates them will be subject to prompt disciplinary action, including dismissal for cause.

2.    Compliance with Laws, Rules and Regulations, Etc.

The Company seeks to comply with both the letter and spirit of the laws, rules and regulations under which we operate.

        The Company is committed to full compliance with the laws, rules and regulations of the cities, states and countries in which it operates. You must comply with all applicable laws, rules and regulations in performing your duties for the Company. Employees are also responsible for complying with requirements of contracts that we have entered into with other parties, such as intellectual property licenses, confidentiality agreements, leases, etc. The standards in this Code must of course be interpreted in light of the law and practices of the countries where we operate, as well as good common sense. Reasons such as "everyone does it" or "it's not illegal" are unacceptable as excuses for violating the Code. If you violate any applicable law, rule, regulation or contractual undertaking in performing your duties for the Company, you may be subject to immediate disciplinary action, including possible termination of your employment or affiliation with the Company.

        As explained below, you should always consult your immediate supervisor or the Compliance Team with any questions about the legality of you or your colleagues' conduct. Any suspected or actual violation of any applicable law, rule, regulation or our contractual undertakings should be reported immediately to the employee's immediate supervisor or the Compliance Team.

3.    Full, Fair, Accurate, Timely and Understandable Disclosure

        It is of paramount importance to the Company that all public disclosure in reports and documents that the Company files with, or submits to, the U.S. Securities and Exchange Commission ("SEC"), and in other public communications made by the Company, is full, fair, accurate, timely and understandable. You must take all steps available to assist the Company in these responsibilities consistent with your role within the Company. In particular, you are required to provide prompt and accurate answers to all inquiries made to you in connection with the Company's preparation of its public reports and disclosure.

        The Company has implemented disclosure controls and procedures to assure that its public disclosures are timely, compliant and otherwise full, fair, accurate and understandable. All employees responsible for the preparation of the Company's public disclosures, or who provide information as part of that process, have a responsibility to assure that such disclosures and information are complete, accurate and in compliance with the Company's disclosure controls and procedures.

4.    Special Ethics Obligations For Employees With Financial Reporting Responsibilities

        We consider the Company's Chief Executive Officer, Chief Financial Officer, director of finance or controller and persons performing similar functions, and such other Company officers as are designated from time to time by the Audit Committee of the Supervisory Board to be the senior officers of the Company (the "Senior Officers"). Each Senior Officer bears a special responsibility for promoting integrity throughout the Company. Furthermore, the Senior Officers have a responsibility to foster a culture throughout the Company as a whole that ensures the fair and timely reporting of the Company's results of operation and financial condition and other financial information.

        Because of this special role, the Senior Officers are bound by the following Financial Officer Code of Ethics, and by accepting the Code of Business Conduct and Ethics each agrees that he or she will:

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  Act at all times in accordance with the Company's Code of Business Conduct and Ethics.

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  Perform his or her duties in an honest and ethical manner.

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  Handle all actual or apparent conflicts of interest between his or her personal and professional relationships in an ethical manner.

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  Take all necessary actions to ensure full, fair, accurate, timely, and understandable disclosure in reports and documents that the Company files with, or submits to, government agencies and in other public communications.

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  Comply with all applicable laws, rules and regulations of federal, state and local governments.

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  Proactively promote and be an example of ethical behavior in the work environment.

5.    Securities and Insider Trading

You should never trade securities on the basis of confidential information acquired through your employment or fiduciary relationship with the Company.

        In the course of their duties, employees may be exposed to information about the Company or other companies that is not available to the general public. The use of such nonpublic or "inside" information for securities trading purposes is strictly forbidden, whether by the employee or any of his or her family members or any other person to whom the employee may have communicated the information.

        U.S. law prohibits anyone who possesses "material" non-public information about a company to trade its stock or other securities. "Material" information is usually defined as any information that might influence a reasonable investor to buy, sell or hold stock. Common examples include financial results, financial forecasts, possible mergers, acquisitions or divestitures, significant product developments and major changes in business direction. You must also refrain from trading in the stock of other publicly held companies, such as existing or potential customers or suppliers, on the basis of material confidential information obtained in the course of your employment or service as a director. U.S. law also prohibits anyone who possesses material, non-public information from using it to tip anyone else who might trade on it.

        Violation of the law may result in civil and criminal penalties, including fines or jail sentences. Any employee who engages in insider trading will be subject to immediate termination. If you have a question concerning appropriateness or legality of a particular securities transaction, consult with the Company's Compliance Officer before trading. Officers, directors and certain other employees of the Company are subject to additional responsibilities under the Company's insider trading compliance policy, a copy of which has been provided to each such officer, director and employee, and which can be obtained from the Company's Compliance Officer.

6.    Conflicts of Interest and Corporate Opportunities

You must avoid any situation in which your personal interests conflict or even appear to conflict with the Company's interests. You owe a duty to the Company not to compromise the Company's legitimate interests and to advance such interests when the opportunity to do so arises in the course of your employment.

        A conflict of interest occurs whenever the private interests of an officer, director or employee interfere with the interests of the Company as a whole. In order for the Company to carry out its business effectively, it must be assured of its employees' loyalty. Employees must therefore refrain from entering into relationships that might impair their judgment as to what is best for the Company. Even relationships that give the appearance of a conflict of interest should be avoided. You cannot avoid these standards by acting through someone else, such as a friend or family member.

        You shall perform your duties to the Company, and handle all actual or apparent conflicts of interest between your personal and professional relationships, in an honest and ethical manner.

        You should avoid situations in which your personal, family or financial interests conflict or even appear to conflict with those of the Company. You may not engage in activities that compete with the Company or compromise its interests. You should not take for your own benefit opportunities discovered in the course of employment that you have reason to know would benefit the Company. The following are examples of actual or potential conflicts:

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  you, or a member of your family, receive improper personal benefits (including but not limited to the receipt of gifts) with a value exceeding Euro 100 as a result of your position in the Company;

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  you use Company's property for your personal benefit;

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  you engage in activities that interfere with your loyalty to the Company or your ability to perform Company duties or responsibilities effectively;

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  you work simultaneously (whether as an employee or a consultant, except for outside directors) for a competitor, customer or supplier;

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  you, or a member of your family, have a financial interest in a customer, supplier, or competitor which is significant enough to cause divided loyalty with the Company or the appearance of divided loyalty (the significance of a financial interest depends on many factors, such as size of investment in relation to your income, net worth and/or financial needs, your potential to influence decisions that could impact your interests, and the nature of the business or level of competition between the Company and the supplier, customer or competitor);

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  you, or a member of your family, acquire an interest in property (such as real estate, patent or other intellectual property rights or securities) in which you have reason to know the Company has, or might have, a legitimate interest;

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  you, or a member of your family, receive a loan or a guarantee of a loan from a customer, supplier or competitor (other than a loan from a financial institution made in the ordinary course of business and on an arm's-length basis);

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  you divulge or use the Company's confidential information—such as financial data, customer information, or computer programs—for your own personal or business purposes;

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  you make gifts or payments, or provide special favors, to customers, suppliers or competitors (or their immediate family members) with a value significant enough to cause the customer, supplier or competitor to make a purchase, or take or forego other action, which is beneficial to the Company and which the customer, supplier or competitor would not otherwise have taken; or

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  you are given the right to buy stock in other companies or you receive cash or other payments in return for promoting the services of an advisor, such as an investment banker, to the Company.

        Neither your, nor members of your immediate family, are permitted to solicit or accept valuable gifts with a value exceeding Euro 100, payments, special favors or other consideration from customers, suppliers or competitors.

        You may not appropriate to yourself, or to any other person or organization, the benefit of any business venture, opportunity or potential opportunity that you learn about in the course of your employment and that is in the Company's line of business without first obtaining the Company's consent. It is never permissible for employees to compete against the Company, either directly or indirectly. Employees, officers and directors owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises.

        Conflicts are not always clear-cut. If you become aware of a conflict described above or any other conflict, potential conflict, or have a question as to a potential conflict, you should consult with higher levels of management or the Company's Compliance Team and/or follow the procedures described in Sections 10 and 11 of the Code. If you become involved in a situation that gives rise to an actual conflict, you must inform higher levels of management or the Company's Compliance Team of the conflict.

7.    Confidential and Proprietary Information

All confidential or proprietary information concerning the Company obtained by you is the property of the Company and must be protected.

        Information is a valuable corporate asset. All employees have a duty to safeguard confidential and proprietary information about the Company and information that our suppliers and customers have entrusted to us. Generally speaking, confidential and proprietary information includes all non-public information that might be of use to competitors, or harmful to the Company or its customers, if disclosed. You must maintain the confidentiality of such information entrusted to you by the Company, its customers and its suppliers, except when disclosure is authorized by the Company or required by law. Employees who are unsure about whether information should be treated as confidential or proprietary must consult with their immediate supervisor or the Compliance Team.

        Examples of confidential information include, but are not limited to: the Company's formulas, patents, trademarks and trade secrets; business trends and projections; information about financial performance; new product or marketing plans; research and development ideas or information; manufacturing processes; information about potential acquisitions, divestitures and investments; stock splits, public or private securities offerings or changes in dividend policies or amounts; significant personnel changes; and existing or potential major contracts, orders, suppliers, customers or finance sources or the loss thereof.

        Employees must remain conscious at all times of their duty to protect confidential and proprietary information. Your obligation with respect to confidential information extends beyond the workplace. In that respect, it applies to communications with your family members and continues to apply even after your employment or director relationship with the Company terminates.

8.    Fair Dealing

Our goal is to conduct our business with integrity.

        The Company is committed to dealing fairly and honestly with the Company's customers, suppliers, competitors, and employees. The Company is prohibited from engaging in unfair methods of competition, and unfair or deceptive acts and practices. You should not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair or unethical dealing.

        Examples of prohibited conduct include, but are not limited to:

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  bribery or payoffs to induce business or breaches of contracts by others;

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  acquiring a competitor's trade secrets through bribery, theft or other illegal or unethical method;

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  making false, deceptive or disparaging claims or comparisons about competitors or their products or services; or

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  mislabeling products or services.

9.    Protection and Proper Use of Company Assets

You should endeavor to protect the Company's assets and ensure their proper use.

        Company assets, both tangible and intangible, are to be used only for legitimate business purposes of the Company and only by authorized employees or consultants. Intangible assets include intellectual property such as trade secrets, patents, trademarks and copyrights, business, marketing and service plans, engineering and manufacturing ideas, designs, databases, Company records, salary information, and any unpublished financial data and reports. Unauthorized alteration, destruction, use, disclosure or distribution of Company assets violates Company policy and this Code. Theft or waste of, or carelessness in using, these assets has a direct adverse impact on the Company's operations and profitability and will not be tolerated.

        The Company provides computers, voice mail, electronic mail (e-mail), and Internet access to certain employees for the purpose of achieving the Company's business objectives. As a result, the Company has the right to access, reprint, publish, or retain any information created, sent or contained in any of the Company's computers or e-mail systems of any Company machine. You may not use e-mail, the Internet or voice mail for any illegal purpose or in any manner that is contrary to the Company's policies or the standards embodied in this Code.

        You should not make copies of, or resell or transfer (externally or internally), copyrighted publications, including software, manuals, articles, books, and databases being used in the Company, that were created by another entity and licensed to the Company, unless you are authorized to do so under the applicable license agreement. In no event should you load or use, on any Company computer, any software, third party content or database without receiving the prior written permission of the Information Technology Department to do so. You must refrain from transferring any data or information to any Company computer other than for Company use. You may use a handheld computing device or mobile phone in connection with your work for the Company, but must not use such device or phone to access, load or transfer content, software or data in violation of any applicable law or regulation or without the permission of the owner of such content, software or data. If you should have any question as to what is permitted in this regard, please consult with the Company's Corporate Controller.

10.    Reporting Violations of Company Policies and Receipt of Complaints Regarding Financial Reporting or Accounting Issues

You should report any violation or suspected violation of this Code to the appropriate Company personnel or via the Company's anonymous and confidential reporting procedures.

        The Company's efforts to ensure observance of, and adherence to, the goals and policies outlined in this Code mandate that you promptly bring to the attention of the Compliance Team any material transaction, relationship, act, failure to act, occurrence or practice that you believe, in good faith, is inconsistent with, in violation, or reasonably could be expected to give rise to a violation, of this Code. You should report any suspected violations of the Company's financial reporting obligations or any complaints or concerns about questionable accounting or auditing practices in accordance with the procedures set forth below.

        Here are some approaches to handling your reporting obligations:

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  In the event you believe a violation of the Code or a violation of applicable laws and/or governmental regulations has occurred, or you have observed or become aware of conduct which appears to be contrary to the Code, immediately report the situation to your supervisor, the Compliance Team or the Manager of the Human Resources department, +31 (0) 71 5248962. Supervisors or managers who receive any report of a suspected violation must report the matter to the Compliance Team.

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  If you have or receive notice from any source, either within or outside of the Company, of a complaint or concern regarding the Company's financial disclosure, accounting practices, internal accounting controls, auditing, or questionable accounting or auditing matters, you must immediately advise your supervisor or the Compliance Team.

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  If you wish to report any such matters anonymously or confidentially, then you may do so as follows:

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  Mail a description of the suspected violation or other complaint or concern to:

      Compliance Team
      Archimedesweg 4
      2300 CN, Leiden
      c/o Manager, Human Resources;

      or

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    Call the Manager of the Human Resources department, +31 (0) 71 5248962.

        Use common sense and good judgment; Act in good faith. You are expected to become familiar with and to understand the requirements of the Code. If you become aware of a suspected violation, don't try to investigate it or resolve it on your own. Prompt disclosure to the appropriate parties is vital to ensuring a thorough and timely investigation and resolution. The circumstances should be reviewed by appropriate personnel as promptly as possible, and delay may affect the results of any investigation. A violation of the Code or of applicable laws, rules or regulations is a serious matter and could have legal implications. Allegations of such behavior are not taken lightly and should not be made to embarrass someone or put him or her in a false light. Reports of suspected violations should always be made in good faith.

        Internal investigation. When an alleged violation of the Code, applicable laws and/or governmental regulations is reported, the Company will take appropriate action in accordance with the compliance procedures outlined in Section 11 of the Code. You are expected to cooperate in internal investigations of alleged misconduct or violations of the Code or of applicable laws, rules or regulations.

        No fear of retaliation. It is Company policy that there be no intentional retaliation against any person who provides truthful information to a Company or law enforcement official concerning a possible violation of any law, rule, regulation or Company policy, including this Code. Persons who retaliate may be subject to civil, criminal and administrative penalties, as well as disciplinary action, up to and including termination of employment. In cases in which you report a suspected violation in good faith and are not engaged in the questionable conduct, the Company will attempt to keep its discussions with you confidential to the extent reasonably possible. In the course of its investigation, the Company may find it necessary to share information with others on a "need to know" basis. No retaliation shall be taken against you for reporting alleged violations while acting in good faith.

11.    Compliance Procedures

        The Company has established this Code as part of its overall policies and procedures. To the extent that other Company policies and procedures conflict with this Code, you should follow this Code. The Code applies to all Company directors and Company employees, including all officers, in all locations.

        The Code is based on the Company's core values, good business practices and applicable law. The existence of a Code, however, does not ensure that directors, officers and employees will comply with it or act in a legal and ethical manner. To achieve optimal legal and ethical behavior, the individuals subject to the Code must know and understand the Code as it applies to them and as it applies to others. You must champion the Code and assist others in knowing and understanding it.

        Compliance. You are expected to become familiar with and understand the requirements of the Code. Most importantly, you must comply with it.

        CEO Responsibility. The Company's CEO shall be responsible for ensuring that the Code is established and effectively communicated to all employees, officers and directors. Although the day-to-day compliance issues will be the responsibility of the Company's managers, the CEO has ultimate accountability with respect to the overall implementation of and successful compliance with the Code.

        Corporate Compliance Management. The CEO shall choose a team of employees who will report to the CEO and be responsible for ensuring that the Code becomes an integral part of the Company's culture. The Corporate Compliance Team is currently the CFO, the Manager of the Human Resources department and the General Counsel. The Compliance Team's charter is to ensure communication, training, monitoring, and overall compliance with the Code. The Compliance Team will, with the assistance and cooperation of the Company's officers, directors and managers, foster an atmosphere where employees are comfortable in communicating and/or reporting concerns and possible Code violations. The Company shall maintain a record of all reports and calls received. The Compliance Team shall provide the Audit Committee on a quarterly basis a summary of all other communications expressing complaints or concerns received by the Compliance Team relating to the Company's financial disclosures, accounting, internal controls and auditing matters.

        Internal Reporting of Violations. The Company's efforts to ensure observance of, and adherence to, the goals and policies outlined in this Code mandate that all employees, officers and directors of the Company report suspected violations in accordance with Section 9 of this Code.

        Screening Of Employees. The Company shall exercise due diligence when hiring and promoting employees and, in particular, when conducting an employment search for a position involving the exercise of substantial discretionary authority, such as a member of the executive team, a senior management position or an employee with financial management responsibilities. The Company shall make reasonable inquiries into the background of each individual who is a candidate for such a position. All such inquiries shall be made in accordance with applicable law and good business practice.

        Access to the Code. The Company shall ensure that employees, officers and directors may access the Code on the Company's website. In addition, each current employee will be provided with a copy of the Code. New employees will receive a copy of the Code as part of their new hire information. From time to time, the Company will sponsor employee training programs in which the Code and other Company policies and procedures will be discussed.

        Monitoring. The officers of the Company shall be responsible to review the Code with all of the Company's managers. In turn, the Company's managers with supervisory responsibilities should review the Code with his/her direct reports. Managers are the "go to" persons for employee questions and concerns relating to the Code, especially in the event of a potential violation. Managers or supervisors will immediately report any violations or allegations of violations to the Compliance Team. Managers will work with the Compliance Team in assessing areas of concern, potential violations, any needs for enhancement of the Code or remedial actions to effect the Code's policies and overall compliance with the Code and other related policies.

        Auditing. Resources selected by the Corporate Governance Committee will be responsible for auditing the Company's compliance with the Code.

        Internal Investigation. When an alleged violation of the Code is reported, the Company shall take prompt and appropriate action in accordance with the law and regulations and otherwise consistent with good business practice. If the suspected violation appears to involve either a possible violation of law or an issue of significant corporate interest, or if the report involves a complaint or concern of any person, whether employee, a shareholder or other interested person regarding the Company's financial disclosure, internal accounting controls, questionable auditing or accounting matters or practices or other issues relating to the Company's accounting or auditing, then the manager or investigator should immediately notify the Compliance Team and/or his or her Vice President or other corporate officer. If a suspected violation involves any director or executive officer or if the suspected violation concerns any fraud, whether or not material, involving management or other employees who have a significant role in the Company's internal controls, the manager, the Compliance Team or any person who received such report should immediately report the alleged violation to the Compliance Team, if appropriate, the Chief Executive Officer and/or Chief Financial Officer, and, in every such case, the Chairman of the Audit Committee. The Compliance Team or the Chairman of the Audit Committee, as applicable, shall assess the situation and determine the appropriate course of action. At a point in the process consistent with the need not to compromise the investigation, a person who is suspected of a violation shall be apprised of the alleged violation and shall have an opportunity to provide a response to the investigator.

        Disciplinary Actions. Subject to the following sentence, the Compliance Team, shall be responsible for implementing the appropriate disciplinary action in accordance with the Company's policies and procedures for any employee who is found to have violated the Code. If a violation has been reported to the Audit Committee or another committee of the Board, that Committee shall be responsible for determining appropriate disciplinary action. Any violation of applicable law or any deviation from the standards embodied in this Code will result in disciplinary action, up to and including termination of employment. Any employee engaged in the exercise of substantial discretionary authority, including any Senior Officer, who is found to have engaged in a violation of law or unethical conduct in connection with the performance of his or her duties for the Company, shall be removed from his or her position and not assigned to any other position involving the exercise of substantial discretionary authority. In addition to imposing discipline upon employees involved in non-compliant conduct, the Company also will impose discipline, as appropriate, upon an employee's supervisor, if any, who directs or approves such employees' improper actions, or is aware of those actions but does not act appropriately to correct them, and upon other individuals who fail to report known non-compliant conduct. In addition to imposing its own discipline, the Company will bring any violations of law to the attention of appropriate law enforcement personnel.

        Retention of Reports and Complaints. All reports and complaints made to or received by the Compliance Team or the Chair of the Audit Committee shall be logged into a record maintained for this purpose by the Compliance Team and this record of such report shall be retained for five (5) years.

        Required Government Reporting. Whenever conduct occurs that requires a report to the government, the Compliance Team shall be responsible for complying with such reporting requirements.

        Corrective Actions. Subject to the following sentence, in the event of a violation of the Code, the manager and members of the Compliance Team should assess the situation to determine whether the violation demonstrates a problem that requires remedial action as to Company policies and procedures. If a violation has been reported to the Audit Committee or another committee of the Board, that committee shall be responsible for determining appropriate remedial or corrective actions. Such corrective action may include providing revised public disclosure, retraining Company employees, modifying Company policies and procedures, improving monitoring of compliance under existing procedures and other action necessary to detect similar non-compliant conduct and prevent it from occurring in the future. Such corrective action shall be documented, as appropriate.

12.    Publication of the Code of Business Conduct and Ethics; Amendments and Waivers of the Code of Business Conduct and Ethics

        The most current version of this Code will be posted and maintained on the Company's website and filed as an exhibit to the Company's Annual Report on Form 20-F. The Company's Annual Report on Form 20-F shall disclose that the Code is maintained on the website and shall disclose that substantive amendments and waivers will also be posted on the company's website.

        Any substantive amendment or waiver of this Code (i.e., a material departure from the requirements of any provision) particularly applicable to or directed at executive officers or directors may be made only after approval by the Supervisory Board. Any substantive amendment or waiver of the Code will be disclosed within five (5) business days of such action (a) on the Company's website for a period of not less than twelve (12) months and (b) in a Form 6-K filed with the Securities and Exchange Commission. Such disclosure shall include the reasons for any waiver. The Company shall retain the disclosure relating to any such amendment or waiver for less than five (5) years.

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  Exhibit 99.4
Code of Ethics
Crucell N.V. and Subsidiaries CODE OF BUSINESS CONDUCT AND ETHICS